FIRST FOUNDATION INC.

200 Crescent Court, Suite 1400

Dallas, Texas 75201

October 31, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention:	John Spitz
Ben Phippen
Todd Schiffman
Susan Block

Re:	First Foundation Inc.
Form 10-Q for the quarterly period ended June 30, 2023
Filed August 8, 2023
File No. 001-36461

Ladies and Gentlemen:

First Foundation Inc. (the “Company”) acknowledges receipt of the October 17, 2023 comment letter (the “Comment Letter”) from the Division of Corporation Finance, Office of Finance to Jamie Britton, the Company’s Executive Vice President and Chief Financial Officer.  The Company requests a small extension of time to respond.  The Company intends to file its response via EDGAR on or before Monday, November 6, 2023.

If you have any questions or concerns, please do not hesitate to contact the undersigned at (469) 638-9646.

Sincerely,

/s/ Jamie Britton

Jamie Britton

Executive Vice President and

Chief Financial Officer